March 18, 2014

VIA EDGAR

Mark P. Shuman

Branch Chief—Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Amber Road, Inc. Registration Statement on Form S-1 File No. 333-193858	Acceleration Request Requested Date: March 20, 2014 Requested Time: 4:00 P.M. Eastern Time

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the underwriters (the “Representative”), hereby join in the request of Amber Road, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1/A (File No. 333-193858) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel, Dentons US LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. We, as Representative of the underwriters, confirm that we are aware of our obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 2,230 copies of the Preliminary Prospectus dated March 5, 2014, to underwriters, dealers, institutions and others.

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The undersigned, as Representative of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated., as representative of the several underwriters

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
	Name:	Nicholas Oust
	Title:	Managing Director

cc:	James W. Preuninger Thomas E. Conway Amber Road, Inc. Victor H. Boyajian, Esq. Ira L. Kotel, Esq. Dentons US LLP Kenneth J. Gordon, Esq. Goodwin Procter LLP